SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
 OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2008

 Commission File Number 0-18350

GRANITE CONSTRUCTION PROFIT
 SHARING AND 401(K) PLAN

GRANITE CONSTRUCTION INCORPORATED

585 West Beach Street
 Watsonville, California 95076
 Telephone: (831) 724-1011

     This report contains 17 pages.

Item 4.	FINANCIAL STATEMENTS AND SCHEDULE PREPARED IN ACCORDANCE WITH THE FINANCIAL REPORTING REQUIREMENTS OF ERISA

     The following documents are filed as part of this report:

1. Financial Statements. The following financial statements are filed as part of this report:

Form 11-K
Pages
Report of Independent Registered Public Accounting Firm	F-3
Statements of Net Assets Available for Benefits at December 31, 2008 and 2007	F-4
Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2008	F-5
Notes to Financial Statements	F-6-F-12

2. Financial Statements Schedule. The following financial statement schedule of the Granite Construction Profit Sharing and 401(K) Plan (“Plan”) for the year ended December 31, 2008 is filed as part of this report and shall be read in conjunction with the financial statements of the Plan.

Form 11-K
Pages
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) at December 31, 2008	S-1

EXHIBITS

The following exhibit is attached hereto and filed herewith:

Exhibit
Number

23	Consent of Independent Registered Public Accounting Firm

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused the annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GRANITE CONSTRUCTION PROFIT SHARING AND 401(K) PLAN
Date: June 24, 2009	By:	/s/ Alan Movson
Alan Movson
Committee Secretary

	By:	/s/ Peg Wynn
Peg Wynn
Committee Member

INDEX TO EXHIBITS

Exhibit
Number	Document

23	Consent of Independent Registered Public Accounting Firm

Granite Construction
 Profit Sharing and 401(k) Plan
 Financial Statements
 as of December 31, 2008 and 2007 and
 for the year ended December 31, 2008

Granite Construction
 Profit Sharing and 401(k) Plan
 Index of Financial Statements and Schedule

Pages
Report of Independent Registered Public Accounting Firm	F-3

Financial Statements:

Statements of Net Assets Available for Benefits at December 31, 2008 and 2007	F-4

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2008	F-5

Notes to Financial Statements	F-6

Supplemental Schedule:

Schedule H, line 4i — Schedule of Assets (Held At End of Year) at December 31, 2008	S-1

Exhibit 23

Supplemental schedules other than the above are omitted because they are not applicable.

F2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and
 Plan Administrator of the
 Granite Construction
 Profit Sharing and 401(k) Plan

We have audited the financial statements of the Granite Construction Profit Sharing and 401(k) Plan (the Plan) as of December 31, 2008 and 2007, and for the year ended December 31, 2008, as listed in the accompanying index of financial statements and schedule. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying index of financial statements and schedule, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mohler, Nixon & Williams
MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California
 June 24, 2009

F3

Granite Construction
Profit Sharing and 401(k) Plan
Statements of Net Assets Available for Benefits
	December 31,
	2008	2007
Assets
Investments, at fair value	$157,756,226	$194,196,378
Contributions receivable from employer	25,261	104,333
Contributions receivable from employees	4,531	13,639
Non-interest bearing cash	509	44,977
Net assets available for benefits	$157,786,527	$194,359,327

The accompanying notes are an integral part of these financial statements.

F4

Granite Construction
Profit Sharing and 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2008
Changes to net assets available for benefits attributed to:
Investment activities:
Net depreciation in fair value of investments	$(53,901,309)
Interest and dividends	6,577,111
Net loss from investment activities	(47,324,198)
Contributions:
Employee	16,584,216
Employer	10,885,537
Total contributions	27,469,753
Distributions to participants or beneficiaries	(16,767,910)
Diversification from employee stock ownership plan	49,555

Change in net assets available for benefits during the year	(36,572,800)
Net assets available for benefits, beginning of year	194,359,327
Net assets available for benefits, end of year	$157,786,527

The accompanying notes are an integral part of these financial statements.

F5

Granite Construction
Profit Sharing and 401(k) Plan
Notes to Financial Statements

1.	Description of Plan

The following description of the Granite Construction Profit Sharing and 401(k) Plan (the “Plan”) provides only general information. The Plan document provides a more complete description of the Plan’s provisions.

The Plan is a defined contribution Plan covering all eligible non-union employees of Granite Construction Incorporated and its participating subsidiaries (the “Company”). An Employee generally becomes eligible to participate in the Plan as of December 31, of the year of hire if the employee is credited with at least 1,000 hours of work in that year and was an Employee on December 31. Effective July 1, 2008, an Employee generally becomes eligible to participate in the Plan, for the purpose of the elibigility to elect to make 401(k) contributions as of his or her date of hire. For all other purposes under the Plan, an Employee generally becomes a participant in the Plan as of the first day of the month coinciding with or next following the date on which he or she is credited with at least 1,000 Hours of Service (or as soon as administratively practicable thereafter). The Company does not guarantee the benefits provided by the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

The Company has appointed an Administrative Committee (“Committee”) as the Plan administrator (“Administrator”). Other than with respect to the Granite Construction Inc. Common Stock Fund ("Granite Common Stock"),  the Committee has exclusive authority and responsibility for all matters in connection with the operation and administration of the Plan. An independent fiduciary selected by the Company has authority and responsibility related to investments in the Granite Common Stock. The Company paid all necessary and proper expenses incurred in the administration of the Plan. Such expenses are primarily comprised of legal fees, auditing fees and expenses relating to the maintenance of the Plan’s records.

Contributions

The Company makes profit sharing and 401(k) matching contributions. Profit sharing contributions from the Company may be contributed to the Plan in an amount (or under such formula) as may be determined by the Company’s Board of Directors. Profit sharing contributions are payable solely out of the Company’s current or accumulated earnings and profits. The profit sharing contribution shall not exceed the maximum amount deductible under the provisions of the Internal Revenue Code. The Company must pay the total profit sharing contribution to the Plan trustee before the date the Company is required to file its federal income tax return (including extensions). No profit sharing contributions were made to the Plan during 2008.

The Company’s 401(k) matching contribution is based on a formula, as described in the Plan document. The Company’s matching contribution is paid into the Plan at the same time as the employee contributions are paid into the Plan. Company matching contributions were $10,885,537 for 2008.

All eligible Plan participants could make combined employee contributions to the Plan of up to $15,500 during 2008. Plan participants who reach age 50 during the Plan year have the option to make an additional (“Catch Up”) pre-tax salary contribution of up to $5,000 in 2008.

F6

Granite Construction
Profit Sharing and 401(k) Plan
Notes to Financial Statements

The Plan offers an option for deferring dividends from the Granite Construction Employee Stock Ownership Plan (“ESOP”). The Dividend Equivalent Deferral or 401(k) Switchback option allows participants in the ESOP to elect an additional pre-tax salary deferral to the 401(k) Plan equal to the amount of the ESOP dividend passed through to them.

Employee Stock Ownership Plan Diversification Account

The Plan permits certain participants under the ESOP to have a portion of their ESOP stock account transferred to the Plan. No portion of the participant’s ESOP diversification account may be invested in Granite Common Stock.

Participant Accounts

Contributions received by the Plan are deposited with the Plan trustee and custodian, Mercer Trust Company (“Mercer”). Each eligible participant’s account is credited with an allocation of (a) the Company’s 401(k) match and profit sharing contributions, (b) Plan earnings, (c) profit sharing forfeitures of terminated participant’s non-vested accounts and (d) employee 401(k) deferrals. All allocations, except participant contributions and Company’s match, are based on participants’ eligible earnings or account balances, as defined in the Plan document. The participant is entitled to the vested benefit available from the participant’s account. At December 31, 2008 and 2007, forfeited non-vested accounts totaled $290,493 and $358,924, respectively, and are allocated to eligible participants’ accounts in the subsequent Plan year.

Benefits and Vesting

The full amount of the participant’s profit sharing account becomes vested on his/her normal retirement date or when his/her employment with the Company terminates by reason of death or total disability, or when his/her years of vesting service is completed as defined in the Plan document. For participants that work one or more hours on or after January 1, 2007, the full amount of the profit sharing account becomes vested after three years of service. For participants that do not perform work after December 31 2006, the profit sharing account requires five years of service for full vested status. The full value of the participant’s elective contribution and matching account are fully vested at the time of deferral. On termination of service for any reason, including death or disability, participants with less than $1,000 in their accounts and who have not elected a rollover will receive one lump sum payout of the total value of their account balance as prescribed in the Plan document. If the participant has more than $1,000 in their account upon termination, funds will not be distributed unless the participant elects to withdraw the funds as prescribed in the Plan document.

Hardship Withdrawals
The Plan provides for withdrawals in the event of financial hardship, as defined in the Plan document.

Plan Investments

Participants may direct Company and participant contributions into any of the designated investment options approved by the Committee. Included in the designated investment options are various mutual funds, a common/collective trust, money market funds and Granite Common Stock.

F7

Granite Construction
Profit Sharing and 401(k) Plan
Notes to Financial Statements

2.	Summary of Significant Accounting Policies

Basis of Accounting
The financial statements have been prepared on an accrual basis in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investments

Investments are stated at fair value. See Note 3 for discussion of fair value measurements. The Plan presents, in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and unrealized appreciation (depreciation) on those investments.

Non-interest bearing cash
Non-interest bearing cash is made up of unsettled transactions relating to the Granite Common Stock.

Distributions
Distributions to participants are recorded when paid.

Risks and uncertainties

The Plan provides for various investment options in any combination of mutual funds, the Granite Common Stock and other investment securities, which the Administrator may, from time to time, make available. Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

F8

Granite Construction
Profit Sharing and 401(k) Plan
Notes to Financial Statements

3. Fair Value Measurements

On January 1, 2008, the Plan adopted FASB Statement No. 157, Fair Value Measurements and subsequently adopted certain related FASB staff positions. Statement 157 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

Statement 157 also establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Statement 157 establishes three levels of inputs that may be used to measure fair value:
•	Level 1: quoted prices in active markets for identical assets or liabilities;

•
Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

•	Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Investments Measured at Fair Value on a Recurring Basis

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2008 (Level 1, 2 and 3 inputs are defined above):
	Fair Value Measurements
	Using Input Type
	Level 1	Level 2	Level 3	Total
Money market funds	$23,761,870	$—	$—	$23,761,870
Common stock	32,250,427	—	—	32,250,427
Mutual funds	95,249,682	—	—	95,249,682
Common/collective trust funds	—	6,494,247	—	6,494,247
Total investments measured at fair value	$151,261,979	$6,494,247	$—	$157,756,226

The Plan’s valuation methodology used to measure the fair values of money market funds, common stock and mutual funds were derived from quoted market prices as substantially all of these instruments have active markets.  The valuation techniques used to measure fair value of common/collective trust funds are valued at quoted redemption value of units owned by the Plan at year end.

F9

Granite Construction
Profit Sharing and 401(k) Plan
Notes to Financial Statements

4.	Investments
The following schedule presents investments which are 5 percent or more of the Plan’s net assets available for benefits at:

	December 31,
	2008	2007
Granite Construction Incorporated	$32,250,427	$23,761,488
Putnam Money Market Fund	23,761,870	14,993,297
Harbor Capital International Fund	12,112,253	22,361,871
Franklin Balance Sheet Investment Fund	9,419,912	15,810,362
Vanguard Capital Opportunities Admiral Share Fund	9,362,507	15,410,302
Loomis Sayles Bond Fund	8,108,964	12,771,225
Putnam Asset Allocation: Growth Portfolio	8,023,629	13,052,137
Vanguard Morgan Growth Fund	*	12,290,919
The Clipper Fund	*	11,103,307
Putnam S&P 500 Index Fund	*	9,785,636

* Balance at December 31, was less than 5% of Plan's net assets

During 2008, the Plan’s investments appreciated/(depreciated) in value as follows:

Mutual Funds	$(57,752,642)
Common/Collective Trust	(3,291,389)
Granite Common Stock	7,142,722
$(53,901,309)

5.	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated December 23, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and that the trust which forms a part of the Plan, is exempt from Federal income and state franchise taxes.

F10

Granite Construction
Profit Sharing and 401(k) Plan
Notes to Financial Statements

6.	Related Party and Party in Interest Transactions

The Plan allows investment in the common stock of Granite Construction Incorporated. In addition, certain Plan investments are managed by Putnam Investments (“Putnam”). Putnam and Mercer are subsidiaries of Marsh & McLennan Companies, Inc. Any purchases and sales of such funds and common stock are performed in the open market at fair value. Transactions in these investments qualify as party-in-interest transactions, which are exempt from prohibited transaction rules.

Aggregate investment in Granite Common Stock at December 31 was as follows:

Date	Number of shares	Fair Value
2008	734,132	$32,250,427
2007	656,758	$23,761,488

7.	Plan Termination

Although it has not expressed any intent to do so, the Company may terminate the Plan at any time. In the event of termination of the Plan, all participants who are employed by the Company at the date of termination will become 100% vested in their account balances.

8.	Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2008 and 2007 to Form 5500:

	December 31,
	2008	2007
Net assets available for benefits per the financial statements	$157,786,527	$194,359,327
Amounts allocated to withdrawing participants	(16,590,267)	(14,886,313)
Net assets available for benefits per the Form 5500	$141,196,260	$179,473,014

The following is a reconciliation of distributions to participants per the financial statements for the year ended December 31, 2008 to Form 5500:

Distributions to participants per the financial statements	$16,767,910
Amounts allocated to withdrawing participants at December 31, 2008	16,590,267
Amounts allocated to withdrawing participants at December 31, 2007	(14,886,313)
Distributions to participants per Form 5500	$18,471,864

The participant vested balances of employees who have terminated or retired prior to December 31, 2008, that have not taken a distribution prior to December 31, 2008, are included in benefit claims payble on Schedule H of the Form 5500.

F11

9.	Subsequent Events

Effective January 1, 2009, the Wilder Construction Company 401(k) Plan and Trust (the "Wilder 401(k) Plan") was merged with and into the Plan, and all assets of the Wilder 401(k) Plan totaling approximately $5.8 million were transferred to the Plan.

On February 2, 2009, an Application for Determination (Form 5300) was filed with the Internal Revenue Service with respect to the continued qualified status of the Plan.

As of June 24, 2009, the close price of Granite Common Stock decreased 23% from its December 31, 2008 close price.

F12

Granite Construction
Profit Sharing and 401(k) Plan
EIN 77-0239383, Plan #001
Schedule H, line 4i - Schedule of Assets (Held At End of Year)
December 31, 2008
		(c)
		Description of investments
		including maturity date, rate of		(e)
	(b)	interest, collateral,	(d)	Current
(a)	Identity of issuer, borrower, lessor or similar party	par or maturity value	Cost**	Value
*	Granite Construction Incorporated	Common Stock		$32,250,427
*	Putnam Money Market Fund	Money Market Fund		23,761,870
	Harbor Capital International Fund	Mutual Fund		12,112,253
	Franklin Balance Sheet Investment Fund	Mutual Fund		9,419,912
	Vanguard Capital Opportunities Admiral Share Fund	Mutual Fund		9,362,507
	Loomis Sayles Bond Fund	Mutual Fund		8,108,964
*	Putnam Asset Allocation: Growth Portfolio	Mutual Fund		8,023,629
	PIMCO Total Return Fund	Mutual Fund		7,670,446
	Vanguard Morgan Growth Fund	Mutual Fund		7,497,034
*	Putnam S&P 500 Index Fund	Common/Collective Trust		6,494,247
*	Putnam Asset Allocation Fund: Balanced Portfolio	Mutual Fund		5,633,914
	The Clipper Fund	Mutual Fund		5,439,159
	Lord Abbett Mid-Cap Value Fund	Mutual Fund		4,988,728
	Fremont U.S. Micro Cap Institutional Fund	Mutual Fund		3,120,880
*	Putnam Asset Allocation Fund: Conservative Portfolio	Mutual Fund		2,910,031
*	Putnam Diversified Income Trust Fund	Mutual Fund		2,035,752
	T. Rowe Price Retirement 2030 Fund	Mutual Fund		1,343,971
	Northern Small-Cap Value Fund	Mutual Fund		1,123,246
	T. Rowe Price Retirement 2020 Fund	Mutual Fund		1,103,714
	T. Rowe Price Retirement 2015 Fund	Mutual Fund		973,571
	T. Rowe Price Retirement 2040 Fund	Mutual Fund		871,582
	T. Rowe Price Retirement 2025 Fund	Mutual Fund		812,199
	T. Rowe Price Retirement 2045 Fund	Mutual Fund		668,831
	T. Rowe Price Retirement 2035 Fund	Mutual Fund		662,694
	T. Rowe Price Retirement 2010 Fund	Mutual Fund		396,042
	T. Rowe Price Retirement 2050 Fund	Mutual Fund		374,765
	T. Rowe Price Retirement 2005 Fund	Mutual Fund		292,524
	T. Rowe Price Retirement Income Fund	Mutual Fund		232,881
	T. Rowe Price Retirement 2055 Fund	Mutual Fund		70,453
		Total investments		$157,756,226

*	known party-in-interest (exempt transactions)
**	Cost information has been omitted with respect to participant directed transactions
S-1

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-118299, No. 333-80471 and No. 033-36485) of Granite Construction Incorporated of our report dated June 24, 2009, with respect to the statements of net assets available for benefits of the Granite Construction Profit Sharing and 401(k) Plan as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008, and the related supplemental Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2008, which report appears in the December 31, 2008 annual report on Form 11-K of the Granite Construction Profit Sharing and 401(k) Plan.
/s/ Mohler, Nixon & Williams
MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California
 June 24, 2009